

Aaron Kuntz · 3rd

Partner at Rad Intelligence

Greater Chicago Area · 500+ connections · **Contact info**

RAD⁻ **Rad Intelligence**

N **Northwestern Univer**

Experience



Partner & CFO

Rad Intelligence

Feb 2018 – Present · 2 yrs 4 mos

Greater Chicago Area



Advisor

AdvisoryCloud

Jun 2019 – Present · 1 yr

Chicago

If you are ever seeking business advice, you can request a meeting with me through my profile on AdvisoryCloud.



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CEO and Founder

Credintell.com

Sep 2016 – Present · 3 yrs 9 mos

Chicago, IL

Credintell.com is currently in R&D phase. Credintell.com will empower consumer-initiated, anonymous shopping for financial services on your own terms.

Credintell.com is a U.S. consumer website and set of tools and applications that will …see mor

President and Owner

Consumer Credit Marketing, Inc.

Oct 2008 – Present · 11 yrs 8 mos

Chicago, IL

Marketing services company catering to consumer financial industries. CCM provides proprietary postal and mobile/SMS data feeds via APIs and lists through an online count and order system.



Partner

Lead Genesis (Solar Leads)

Feb 2012 – May 2016 · 4 yrs 4 mos

Las Vegas, Nevada

Lead Genesis is a pioneer in the renewable energy space…having positioned itself as a first-mover and market leader in driving customer acquisition for the residential Solar providers. Lead Genesis innovated the way solar is presented to consumers by simplifying the message through its brands. Lead Genesis is contracted to provide customer acquisition ser …see mor

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Education



Northwestern University

Master of Science (M.S.), Predictive Analytics

2015 – 2017

With new data collection technologies come vast new sources of data that can be analyzed to enhance organizational effectiveness, customer service, returns on investment and myriad other business strategies. Northwestern's Master of Science in Predictive Analytics (MSPA) brings together the fields of data management, statistical analysis, communication and leadership to train students to become effective analysts and educated consumers of analytics



Northern Illinois University

Bachelor of Science (BS), Finance

1991 – 1993



University of Illinois at Urbana-Champaign

General

1988 – 1989



